

July 3, 2013

Via E-mail
Mr. Marc G. Naughton
Chief Financial Officer
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

   Re: Cerner Corporation
      Form 10-K for the Fiscal Year Ended December 29, 2012
      Filed February 8, 2013
      File No. 000-15386

Dear Mr. Naughton:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Patrick Gilmore for

       Kathleen Collins
       Accounting Branch Chief